SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For June 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes               No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2009, incorporated by reference herein:
Exhibit
99.1 Release dated June 11, 2009, entitled “DEALING IN SECURITIES BY A DIRECTOR”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: June 11,  2009
By:   /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD”)
DEALING IN SECURITIES BY A DIRECTOR
In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Limited (“JSE”), the
following information is disclosed in relation to dealing in securities by a director of a major subsidiary of DRDGOLD:
Surname of director: Burrell
First name of director: Mark
Designation: Director of Blyvooruitzicht Gold Mining Company Limited
Date of transaction: 9 June 2009
Nature of transaction: Sale
Number of securities: 1 476
Class of securities: Ordinary shares
Price per ordinary share: R7.40
Aggregate value: R10 922.40
Nature of interest: Direct, beneficial
In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings
Requirements of the JSE, prior clearance to deal in the above securities was obtained from the chairman of the DRDGOLD board.
Randburg
11 June 2009
Sponsor
QuestCo Sponsors (Pty) Limited